April 17, 2024

Thank you for your support of KKR Real Estate Select Trust Inc. (“KREST” or the “Fund”) and for entrusting us with your clients’ capital. We established KREST with the goal of creating an investment solution that provides access to the potential benefits of high quality, income-oriented private real estate equity and credit in a single fund. KREST’s flexible strategy and balanced portfolio construction are designed to seek to generate long-term performance and consistent, tax-advantaged income through a wide range of market environments.

We continue to believe that KREST’s flexible strategy and portfolio construction are well-positioned for the current market environment. In our view, high quality real estate in on-trend sectors should be supported by robust long-term demand drivers and limited future supply, as construction pipelines have been muted by higher costs. KREST’s portfolio is built around industrial, residential, medical office, triple-net leased trophy real estate, and real estate credit, emphasizing what we view as “needs-based” sectors, such as housing and industrial and mission-critical properties in high-barrier-to-entry markets with attractive growth fundamentals, and long-term cash flows with growth potential. To that end, the Fund recently executed an industrial renewal lease with a major global logistics tenant at a 45% increase over the prior rent. We also believe our size and flexible strategy across real estate credit and real estate equity as well as global markets, will be advantageous.

KREST is generating an attractive annualized net distribution rate of 5.97% (Class I) as of March 31, 2024. The Fund has delivered a (2.02%) net total return year-to-date, bringing the inception-to-date net total return to 7.70% (Class I, annualized).(1) Favorable property-level performance and our allocation to real estate credit have supported stable income and have partially offset the short-term performance impact of continued downward pressure on unrealized mark-to-market real estate equity valuations. The Fund’s third-party valuation agent has further widened exit capitalization rates and discount rates amid today’s higher rate environment, as independent appraisals continue to digest the impact of higher cost of capital. In our view, today’s entry points present attractive long-term embedded value as well as the opportunity to invest or lend below current replacement costs.

Importantly, KREST maintains a robust and multifaceted liquidity position, representing 31% of net asset value (“NAV”) as of March 31, 2024.(2) This should enable the Fund to continue providing a level of liquidity to investors of up to 5% of NAV through quarterly repurchases(3), while also positioning the Fund to capitalize on the attractive investment opportunities that may arise in the upcoming months and quarters.

For the Fund’s Q2 2024 tender offer period ending April 12, 2024, KREST received repurchase requests of $129.6 million. In its Q2 2024 tender offer, KREST repurchased common stock equal to 5% of NAV, or $62.2 million. Accordingly, redemption requests were fulfilled at a prorated amount equal to 48% of each shareholder’s Q2 2024 tender request.

Unfulfilled tender requests will not be carried over to the next quarter automatically. Investors will need to resubmit any unsatisfied portion of their Q2 2024 tender request for repurchase in the future.

Should you have any questions, please reach out to your KKR Relationship Manager or contact us at PrivateWealthIR@kkr.com. Thank you again for your partnership with us on KREST, and please let us know if there is anything that would be helpful to you as you support your clients.

Sincerely,

Billy Butcher, CEO of KKR Real Estate Select Trust Inc.

Notes:

All figures are approximate and as of March 31, 2024, unless otherwise indicated. The terms “we”, “us” and “our” refer to KREST with reference to portfolio and performance data. In all other instances, including with respect to current and forward-looking views and opinions of the market and KREST’s portfolio and performance positioning, as well as the experience of KREST’s management team, these terms refer to KREST’s adviser, KKR Registered Advisor LLC, which is part of the real estate group of Kohlberg Kravis Roberts & Co. L.P. (together with its affiliates, “KKR”), a leading global investment firm.

Certain information contained in this material constitutes “forward-looking statements” within the meaning of the federal securities laws and the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by the use of forward-looking terminology, such as “outlook,” “indicator,” “believes,” “expects,” “potential,” “continues,” “identified,” “may,” “will,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates”, “confident,” “conviction” or the negative versions of these words or other comparable words thereof. These may include KREST’s financial estimates and their underlying assumptions, statements about plans, objectives and expectations with respect to future operations, statements with respect to acquisitions, statements regarding future performance, and statements regarding identified but not yet closed acquisitions. Such forward-looking statements are inherently uncertain and there are or may be important factors that could cause actual outcomes or results to differ materially from those indicated in such statements. KREST believes these factors also include but are not limited to those described under the section entitled “Risk Factors” in its prospectus and most recent annual report, and any such updated factors included in its periodic filings with the Securities and Exchange Commission (the “SEC”), which are accessible on the SEC’s website at www.sec.gov. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the annual report (or KREST’s prospectus and other filings). Except as otherwise required by federal securities laws, KREST undertakes no obligation to publicly update or revise any forward- looking statements, whether as a result of new information, future developments or otherwise.

1.

The Fund employs leverage, which increases the volatility of investment returns and subjects the Fund to magnified losses if investments decline in value. Diversification of portfolio holdings does not assure a profit or protect against loss in a declining market. The Fund is classified as “non-diversified” under the Investment Company Act of 1940, and is not intended to be a complete investment program. Past performance does not guarantee future results. There can be no guarantee that current trends will continue. The investment return and principal value of an investment will fluctuate so that an investor’s shares, when repurchased, may be worth more or less than their original cost and current performance may be lower or higher than the performance data quoted. Class I performance information is presented above; please refer to www.krest.reit/performance for additional performance information, including performance details for Class U, Class S and Class D shares.

Annualized ITD Net Return and Net Return by Quarter: Reflects the percentage change in NAV per share plus the applicable distributions per share for the applicable period. Assumes the reinvestment of distributions pursuant to the Fund’s distribution reinvestment plan. Past performance is historical and not a guarantee of future results. Performance since inception through date indicated. Class I inception date is July 2, 2020; Class U inception date is June 30, 2021; Class D inception date is March 4, 2022; Class S inception date is September 9, 2022. On May 11, 2023, KREST’s outstanding Class D shares were converted to Class I and there were no outstanding Class D shares between May 12, 2023 and September 18, 2023. Class D re-issue inception date is September 19, 2023. There have been no changes to the Class D shares terms and offering provisions from inception to re-issuance. ITD performance number is annualized if time period is longer than one year. Net Distribution Rate: Reflects the annualized monthly dividend for March 2024 divided by the month-end NAV for the respective share class. KREST intends to make distributions necessary to maintain its qualification as a real estate investment trust. However, there is no assurance that we will pay distributions in any particular amount, if at all. Any distributions we make will be at the discretion of our board of directors. KREST may pay distributions from sources other than cash flow from operations, including without limitations, the sale of assets, borrowings, return of capital or offering proceeds. For the 12 months ended December 31, 2023, 99% of KREST’s distributions were funded through adjusted funds from operations (“AFFO”). The Fund defines AFFO as the increase in net assets applicable to common stockholders from operations (calculated in accordance with GAAP), excluding (i) the change in net unrealized (appreciation) depreciation of investments,

(ii) amortization premium (accretion of discount) on real estate securities, (iii) amortization of deferred origination fees on real estate loans,

(iv) amortization of deferred financing costs, (v) management and incentive fees paid in shares of the Fund and (vi) realized and including undistributed income attributable to the Fund’s unconsolidated subsidiaries. This statement is not an indication of the tax treatment of any KREST distributions. Stockholders will be informed of the tax characteristics of any distributions after the close of KREST’s fiscal year. For the 2023 tax year, 100% of KREST’s distributions were classified as Return of Capital (“ROC”). As of March 31, 2024, the Class I net distribution rate is 5.97%, the Class U net distribution rate is 5.11%, the Class D net distribution rate is 5.72% and the Class S net distribution rate is 5.11%.

2.	Includes assets such as cash, cash-equivalents and liquid securities, as well as committed and unfunded credit facility capacity.
3.

The Fund intends, but is not obligated, to conduct quarterly tender offers for up to 5.0% of the aggregate NAV of its outstanding common stock at the applicable NAV per share as of the applicable valuation date. Repurchases will be made at such times and on such terms as may be determined by the board of directors of the Fund, in its sole discretion. However, no assurance can be given that repurchases will occur or that any common stock properly tendered will be repurchased by the Fund. Due to these restrictions, an investor should consider an investment in the Fund to be of limited liquidity. Investing in the Fund is speculative and involves a high degree of risk, including the risks associated with leverage and the risk of a substantial loss of investment.